                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           ASCENDANT SOLUTIONS, INC.
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)


                                  00207W 10 0
                                 (CUSIP Number)


                                 July 31, 2001
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)


        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

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  CUSIP NO.  00207W 10 0             13G
           -------------


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      NAMES OF REPORTING PERSONS.                               Norman Charney
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            27,404

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             27,404

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      27,404
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.0%**

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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*     SEE INSTRUCTIONS

**  LESS THAN ONE PERCENT (1%)
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CUSIP NO.  00207W 10 0               13G

Item 1(a).     Name of Issuer

               Ascendant Solutions, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices

               3737 Grader Street, Suite 110, Garland, Texas 75041

Item 2(a).     Name of Person Filing

               Norman Charney

Item 2(b).     Address of Principal Business Office or, if none, Residence

               The principal business office of each Reporting Person is:
               6014 Yorkville Court, Dallas, Texas 75248

Item 2(c).     Citizenship

               Norman Charney is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities

               Common Stock, $0.0001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               00207W 10 0

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [_]  Broker or dealer registered
                  under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

             Not applicable.

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CUSIP NO.  00207W 10 0               13G

Item 4. Ownership.

   At the close of business on July 31, 2001, the Reporting Person may be deemed to beneficially own, in the aggregate, 27,404 shares of Common Stock of the Issuer, representing approximately 0.0% (less than one percent (1%)) of the Issuer's outstanding shares of Common Stock (based upon the 21,230,900 shares reported to be outstanding on April 30, 2001, as reported in Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2001.)

  (a)  Amount beneficially owned:  27,404

  (b)  Percent of class:  0.0% (less than one percent (1%))

  (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote:  27,404

       (ii)  Shared power to vote or to direct the vote:  0

       (iii) Sole power to dispose or to direct the disposition of:  27,404

       (iv)  Shared power to dispose or to direct the disposition of:  0
--------------------

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

         Not Applicable.

Item 8.  Identification and classification of members of the group.

         Not Applicable.

Item 9.  Notice of dissolution of a group

         Not Applicable.

Item 10. Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           [Signature page follows]

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CUSIP NO.  00207W 10 0               13G

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      Dated:  August 8, 2001


                              /s/ Norman Charney
                      ----------------------------------
                      Norman Charney

     Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001)